Exhibit 1

JOINT FILING AGREEMENT

    This confirms the agreement by and among the undersigned that the amended Statement on Schedule 13D (including any subsequent amendments thereto) with respect to the beneficial ownership by the undersigned of the Ordinary Shares, NIS 3.00 par value per share (the “Ordinary Shares”), of Pointer Telocation Ltd., is being filed on behalf of each of the undersigned.

    Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is being filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

    Each of the undersigned agrees that Adv. Orly Tsioni shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

    This Agreement may be executed in two or more counterparts, each of which, taken together, shall constitute one and the same instrument.

DBSI INVESTMENTS LTD.		Dated: January 13, 2014

By: /s/ Barak Dotan	/s/Yossi Ben Shalom

Name: Barak Dotan	Name: Yossi Ben Shalom
Title: Director	Title: Director

By: /s/ Barak Dotan		Dated: January 13, 2014

Name: Barak Dotan

By: /s/Yossi Ben Shalom		Dated: January 13, 2014

Name: Yossi Ben Shalom